UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41987

U-BX Technology Ltd.

(Translation of registrant’s name into English)

Zhongguan Science and Technology Park

No. 1 Linkong Er Road, Shunyi District, Beijing

People’s Republic of China

+86 10 0651-20297

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Special Shareholders Meeting

On October 24th, 2:00 p.m. Beijing Time (October 24th 2:00 a.m. Eastern Time), U-BX Technology Ltd. (the “Company”) held its 2024 annual meeting of stockholders (the “General Meeting”) at Building 3, Room 101, Angel Industrial Park, Anji County, Huzhou City, Zhejiang Province, China. Holders of 16,965,567 ordinary shares of the Company were present in person or by proxy at the General Meeting, representing approximately 56.55% of the 29,700,000 outstanding ordinary shares as of the record date of October 1, 2024, and therefore constituting a quorum of at least one-third of the ordinary shares outstanding and entitled to vote at the General Meeting as of the record date. All matters voted on at the General Meeting were approved. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

	For	Against	Abstain
Proposal 1: By an ordinary resolution, to re-appoint the following four directors to serve on the Company’s board of directors until the next annual general meeting of shareholders:
Jian Chen	16,626,743	149,116	17,777
Enze Liang	16,626,227	147,321	20,089
Danning Wang	16,625,204	147,189	21,244
Kongfei Hu	16,628,268	145,628	19,741
Proposal 2: By an ordinary resolution, to approve the appointment of HTL International, LLC as the Company’s independent registered public accounting firm for the fiscal year ending in June 30, 2025.	16,673,235	108,782	14,550
Proposal 3: By an ordinary resolution, to approve an increase of the Company’s authorized share capital to USD 1,000,000.00 divided into 10,000,000,000 ordinary shares of par value USD 0.0001 each.	15,551,855	232,238	1,009,544
Proposal 4: By an ordinary resolution, to approve a share consolidation of the Company’s issued and unissued ordinary shares be approved at a ratio of not less than one (1)-for-five (5) and not more than one (1)-for-twenty (20).	15,597,901	193,272	1,002,464
Proposal 5: By a special resolution, to adopt the second amended and restated memorandum and articles of association of the Company (the “Second Amended and Restated Memorandum and Articles of Association”) to reflect the share capital increase and in substitution for the current amended and restated memorandum and articles of association of the Company.	15,585,218	201,616	1,006,803
Proposal 6: By a special resolution, to amend and restate the Company’s Second Amended and Restated Memorandum and Articles of Association to reflect the share consolidation, once implemented.	15,627,671	160,684	1,005,282
Proposal 7: By an ordinary resolution, to approve an offering of ordinary shares to raise with gross proceeds of USD6,000,000 to investors that include Jian Chen, the CEO and a Director of the Company, and Mingfei Liu, the COO of the Company, among other related parties, at a per share price equal to 101% of the closing bid price of the trading day immediately preceding the date of the definitive securities purchase agreement.	15,598,363	186,539	1,008,735
Proposal 8: By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of proposal one, proposal two, proposal three, proposal four, proposal five, proposal six, and proposal seven.	15,616,855	162,879	1,009,876

EXHIBIT INDEX

Exhibit No.	Description
99.1	The Second Amended and Restated Memorandum and Articles of Association, dated October 25, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2024	U-BX Technology Ltd.

	By:	/s/ Jian Chen
	Name:	Jian Chen
	Title:	Chief Executive Officer and Director

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